CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

March 21, 2014

Mr. Alberto H. Zapata Senior Counsel
Securities and Exchange Commission (“SEC”)
100 F Street, N.E.
Washington, D.C. 20549

Re:
Resubmission of Registration Statement filed on Form N-1A on December 19, 2013 for Curian Variable Series Trust (“CVST” or “Registrant”) and Request for Acceleration of said filing
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

Dear Mr. Zapata:

On March 14, 2014, the Registrant submitted Post-Effective Amendment No. 21 under the Securities Act of 1933 (the “1933 Act”) to its Registration Statement on Form N-1A due to a clerical error that was made during the submission of Post-Effective Amendment No. 19 under the 1933 Act, which was filed on December 19, 2013.  When the original filing was submitted via EDGAR, the Curian/Neuberger Berman Risk Balanced Commodity Strategy Fund (the “Fund”), which is a new series of CVST scheduled to be launched on April 28, 2014, was not included in the parameters for the EDGAR project.  Therefore, the Fund was not subsequently assigned series or class identifiers by the SEC.  In order to correct this error and obtain series and class identifiers, we filed Post-Effective Amendment No. 21 to the CVST Registration Statement on March 14, 2014 (Accession Number 0001532747-14-000119) and submitted correspondence for acceleration of the filing under Rule 461 of the 1933 Act.  The only differences between Post-Effective Amendment No. 19 and Post-Effective Amendment No. 21 are changes made to incorporate SEC comments that were received on January 31, 2014.

If you have any questions, please contact me at (312) 730-9721 or Matt Maxwell of K&L Gates LLP at (312) 807-4418.

Sincerely,

/s/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President
cc: File